SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4)
of the Securities Exchange Act of 1934
PYRAMID BREWERIES INC.
(Name of Subject Company)
Pyramid Breweries Inc.
(Name of Persons Filing Statement)
Common Stock, par value $.01 per share
(Title of Class of Securities)
747135101
(CUSIP Number of Class of Securities)
Scott Barnum
Pyramid Breweries Inc.
91 South Royal Brougham Way
Seattle, WA 98134
Telephone: (206) 682-8322
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Stephen M. Klein, Esq.
Bart E. Bartholdt, Esq.
Graham & Dunn PC
Pier 70
2801 Alaskan Way, Suite 300
Seattle, WA 98121
Telephone: (206) 624-8300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Departure of Directors or Certain Officers
     As a result of the pending transaction with Independent Brewers United, Inc. (“IBU”), Pyramid Breweries Inc. (“Pyramid”) entered into an Employment Separation Agreement with its Vice President — Marketing and Brand Development, Paul Curhan with his termination effective June 27, 2008. As previously announced, on June 27, 2008, Pyramid executed an Agreement and Plan of Merger by and among IBU, a wholly owned subsidiary, PMID Merger Sub, Inc., and Magic Hat Brewing & Performing Arts Center, Inc. as guarantor, whereby, following the completion of a tender offer, it is contemplated that Pyramid will merge with PMID Merger Sub, Inc.
     Scott Barnum, Pyramid’s President and Chief Executive Officer and Michael O’Brien, Pyramid’s Chief Financial Officer are expected to remain with Pyramid through the closing of the Merger and will enter into similar agreements, specific to the terms of their respective employment agreements.
Compensatory Arrangements of Certain Officers
     Under the terms of his agreement, Mr. Curhan will receive a payment totaling $50,000, payable in bi-weekly installments, which represents his base salary for a period of four months following the date of his termination and a pro rata share of any incentive compensation bonuses for which he is eligible under the Company’s Gain Sharing Plan. All such compensation is in accordance with the terms of his employment agreement.